FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notification of Resolution of the 136th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 15, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

(Translation)

This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

June 24, 2005

Masahiro Sakane President and Representative Director Komatsu Ltd. 3-6, Akasaka 2-chome, Minato-ku, Tokyo

Dear Shareholder:

Notification of Resolutions Adopted at the One Hundred and Thirty-Sixth

Ordinary General Meeting of Shareholders

This is to inform you that at the 136th Ordinary General Meeting of Shareholders of Komatsu Ltd. (“the Company”) held today, reports were given, and resolutions were made, as follows.

Items Reported:

1.	The Business Report, Consolidated Statement of Income for the 136th business term (April 1, 2004 to March 31, 2005) and Consolidated Balance Sheet as of March 31, 2005, as well as the Accounting Auditors’ Report and Board of Statutory Auditors’ Report on the consolidated financial statements.

2.	Non-consolidated Statement of Income for the 136th business term (April 1, 2004 to March 31, 2005) and Non-consolidated Balance Sheet as of March 31, 2005, as well as the report on the purchase of treasury shares upon a resolution of Board of Directors in accordance with Provisions stipulated in the Articles of Incorporation.

Items Resolved:

Item 1:	Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 136th Business Term

This proposal was approved as originally proposed, and the dividend per share was determined to be JPY6.00 per share.

Item 2:	Partial Amendments to the Articles of Incorporation

This proposal was approved as originally proposed, and the reasons and details of the amendments are described in a later section.

Item 3:	Appointment of Ten (10) Directors

As proposed, the appointment of Directors, Toshitaka Hagiwara, Masahiro Sakane, Kunio Noji, Kunihiko Komiyama, Masahiro Yoneyama, Yasuo Suzuki, Toshio Morikawa, Hajime Sasaki, Yoshinori Komamura, and Morio Ikeda were approved and have taken up their positions as directors.

Item 4:	Appointment of Two (2) Statutory Auditors

As proposed, the appointment of Statutory Auditors, Masafumi Kanemoto and Takaharu Dohi were approved and have taken up their positions as Statutory Auditors.

Item 5:	Gratis Issue of Share Acquisition Rights under Stock Option Plan

As proposed it was approved that the Company shall issue gratis Share Acquisition Rights to its Directors, employees of the Company, and President and Representative Directors of its major affiliated companies. A maximum of 1,620 rights (the number of shares subject to one Share Acquisition Right shall be 1,000 shares) shall be issued, and a maximum of 1,620,000 ordinary shares of the Company shall be issued. The amount to be paid to exercise the Share Acquisition Rights shall be based on the closing price of the Company’s ordinary shares on the Tokyo Stock Exchange as of the date of issuance of the Share Acquisition Rights.

Item 6:	Payment of Retirement Benefits to Retiring Directors in Recognition of Service to the Company

As proposed, it was approved that the Company shall pay retirement benefit to retired Directors, Satoru Anzaki and Kazuhiro Aoyagi for the service they rendered, in reasonable amounts in accordance with rules prescribed by the Company. Furthermore, the proposal that the specific amounts to be paid, the time of payments, and the method of payments be determined by the Board of Directors was also approved.

Reasons and Details of Amendments (Relating to Item 2)

1. Reasons for Amendments:

(1)	The “Law Amending Part of the Commercial Code for the Purpose of Introducing Electronic Public Notice” (Law No. 87 of 2004) went into effect on February 1, 2005; this authorized the posting of public notices by electronic means (i.e. on Internet websites). The present Article 4 of the Articles of Incorporation was thus revised to allow the Company to post public notices through the Internet.

(2)	In accordance with the revisions made on October 1, 2004 to the law regarding the transfer of corporate bonds, resulting in the abolition of the system of suspension of the shareholders’ register (Law No. 88 of 2004), it was necessary to partially delete the present Article 14 of the Articles of Incorporation.

(3)	In June 1999, the Company introduced the executive officer system by reorganizing its Board of Directors to strengthen corporate governance and enable flexible response to changes in the business environment. In April 2003, the Company abolished the directors’ positions of “Senior Managing Director” and “Managing Director.” As smaller number of directors and the executive officer system have become established, Articles 20 and 22 were amended. In addition, in conjunction with the amendment of Article 22, the related Articles 15 and 17 were altered.

2. Details of Amendments:

The amendments made are as follows:

(Amendments are shown in underlines)

Before Amendments	After Amendments
Chapter I. General Provisions Article 4. Method of Public Notice All public notices made by the Company shall be given by publication in the Nihon Keizai Shimbun published in Tokyo.

Chapter I. General Provisions

Article 4. Method of Public Notice

All public notices made by the Company shall be given by electronic public notices. However, in the event that electronic public notices are deemed impossible due to accidents or other unavoidable circumstances, the public notices shall be made by publication in the Nihon Keizai Shimbun, published in Tokyo.

Chapter II. Shares Article 14. Record Date and Suspension of Shareholders’ Register	Chapter II. Shares Article 14. Record Date

Those shareholders who are listed or recorded in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.	Those shareholders who are listed or recorded in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.

In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed or recorded in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.	In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed or recorded in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.

In the case prescribed in the preceding two paragraphs or if the Board of Directors deem it necessary, a temporary suspension of new entries or recordings in the Shareholders’ Register may be effected through a resolution of the Board of Directors for a specified period, by giving a two (2) week prior public notice thereof.	(deleted)

Chapter III. General Meetings of Shareholders Article 15. Convocation of General Meetings of Shareholders	Chapter III. General Meetings of Shareholders Article 15. Convocation of General Meetings of Shareholders

An ordinary general meeting of shareholders shall be convened in June each year. An extraordinary general meeting of shareholders may be convened whenever necessary.

Except as otherwise provided by law, general meetings of shareholders shall be convened by the President of the Company pursuant to a resolution of the Board of Directors.

In the absence or disability of the President, the Executive Vice President or another director of the Company, in accordance with the order previously determined by the Board of Directors, may convene the meeting.

An ordinary general meeting of shareholders shall be convened in June each year. An extraordinary general meeting of shareholders may be convened whenever necessary.

Except as otherwise provided by law, general meetings of shareholders shall be convened by the President of the Company pursuant to a resolution of the Board of Directors.

In the absence or disability of the President, another director of the Company, in accordance with the order previously determined by the Board of Directors, may convene the meeting.

Article 17. Person to Preside at General Meetings of Shareholders

The President of the Company shall preside as chairman at general meetings of shareholders.

In the absence or disability of the President, the Executive Vice President or another director of the Company, in accordance with the order previously determined by the Board of Directors, may preside at the meeting.

Article 17. Person to Preside at General Meetings of Shareholders

The President of the Company shall preside as chairman at general meetings of shareholders.

In the absence or disability of the President, another director of the Company, in accordance with the order previously determined by the Board of Directors, may preside at the meeting.

Chapter IV. Directors and Board of Directors Article 20. Number of Directors The Company shall have no more than thirty (30) directors.	Chapter IV. Directors and Board of Directors Article 20. Number of Directors The Company shall have no more than fifteen (15) directors.

Article 22. Representative Directors, etc.

The Board of Directors shall elect representative directors who shall represent the Company.

The Board of Directors may elect one (1) Chairman, one (I) President, one or more Executive Vice President(s), Executive Managing Director(s) (Senmu) and Managing Director(s) (Jomu) from among its members.

Article 22. Representative Directors, etc.

The Board of Directors shall elect representative directors who shall represent the Company.

The Board of Directors may elect one (1) Chairman, one (I) President from among its members and may grant special titles to one or more directors as deemed necessary.